UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Compound Real Estate Bonds, Inc.

(Exact name of registrant as specified in its charter)

Delaware	88-2224023
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1185 Avenue of the Americas, 3rd floor

New York, NY 10036

(Mailing Address of principal executive offices)

1-800-560-5215

Issuer’s telephone number, including area code

i

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this report, the term “Compound”, “we”, “us”, “our” or “the Company” refers to Compound Real Estate Bonds, Inc..

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in our initial and any subsequent offerings (the “Offering(s)”);

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside financing;

●	difficulties in identifying properties to invest in and consummating real estate acquisitions, developments, joint ventures and dispositions;

●	our failure to successfully operate acquired properties and operations;

●	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

●	climate change and natural disasters that could adversely affect our properties and our business;

●	exposure to liability relating to environmental and health and safety matters;

●	changes in real estate and zoning laws and increases in real property tax rates;

●	failure of acquisitions to yield anticipated results;

●	our level of debt and the terms and limitations imposed on us by our debt agreements;

●	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

●	legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

●	changes in business conditions and the market value of our assets, including changes in interest rates, tenant defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by affiliates of our Manager;

●	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

●	defaults on or non-renewal of leases by tenants;

●	decreased rental rates or increased vacancy rates;

●	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

●	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and

●	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

[Remainder of page intentionally left blank]

Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Formation

We were incorporated under the laws of the State of Delaware on November 2, 2021 initially by Impactology Financial Corporation (“IFC”). On November 4, 2021, we issued 10,001 shares of our common stock to IFC in exchange for $50,100. On March 11, 2022, the Company effected a reverse stock split, reducing the Company’s 10,000,000 authorized shares of common stock to 5,000 shares of common stock. As a result, the 10,001 shares owned by IFC converted to 5 shares of common stock, representing all of the outstanding shares of common stock of the Company. Subsequently, on March 17, 2022, IFC transferred all of its 5 shares of the Company’s common stock to CRH, which became the new parent of the Company. CRH is the sole stockholder of the Company’s common stock, and was formed by the same individuals behind IFC, which is now non-operational. The purpose of establishing CRH was a re-branding effort.

Results of Operations

From November 2, 2021 (our inception) through the date of this Semi Annual Report, we have not generated any revenues. We incurred $10,933 in operating expenses for the period ended June 30, 2022 and $33,941 in operating expenses for the period ended June 30, 2023. The primary reason for the increase in operating expenses was an increase in Other General and Administrative from $491 for the period ended June 30, 2022 to $24,880 for the period ended June 30, 2023. There was a decrease in our legal expenses from $8,892 for the period ended June 30, 2022 to $1,059 for the period ended June 30, 2023.

We incurred a net loss of $33,941 for the period ended June 30, 2023, compared to a net loss of $10,933 for the period ended June 30, 2022.

Liquidity and Capital Resources

As of August 21, 2023, the Company had raised $2,063,420.00 in Compound Bonds through our Regulation A offering and $634,777.83 of the Compound Bonds had been redeemed by investors, leaving $72,936,580 of Compound Bonds to be sold in our Regulation A offering. As of June 30, 2023, we had $996,066 cash on hand. We believe that the amount we have raised to date in the Regulation A offering may not be sufficient to fund our expenses over the next twelve months. As the Company has not generated revenues, it will be dependent on the monies raised via its Regulation A offering to fund its operations.

The Company currently has no binding agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. As such, in order for us to close successfully on any potential investments we will need to either raise sufficient additional funds in the offering or be able to borrow adequate funds.

Trends

Off-Balance Sheet Arrangements

As of the date of this Semi-Annual Report. we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our Members or investors.

Trends

As we have not generated any revenues or made significant investments, we do not have sufficient data to identify any trends in our operations.

Item 2. Other Information

None.

Item 3. Financial Statements

Compound Real Estate Bonds, Inc.

Consolidated Financial Statements (Unaudited)

For the Six Months Period Ended June 30, 2022, and June 30, 2023

Compound Real Estate Bonds, Inc.

Compound Real Estate Bonds, Inc.

Consolidated Balance Sheet (Unaudited)

As of

	June 30, 2023	June 30, 2022
ASSETS

Assets
Cash & Cash Equivalents	$996,066	$690
Intangible Assets	$55,182	$15,497
Other Assets	$(6,262)	$-
TOTAL ASSETS	$1,044,986	$16,187

LIABILITIES AND SHAREHOLDER’S EQUITY

Liabilities
Accounts Payable	$59,019	$288
Bank Overdraft	$343	$-
Other Current Liabilities	$9,343	$-
Bonds Principal Payable	$1,014,839	$-
Total Liabilities	$1,083,545	$288

Shareholder’s Equity
Common Stock, par value $0.0001, 5,000 shares authorized, and 5 shares issued and outstanding.	$1	$1
Additional Paid in Capital	$92,099	$53,129
Accumulated Deficit	$(130,659)	$(37,231)
Total shareholder’s Equity	$(38,559)	$15,899

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$1,044,986	$16,187

The accompanying notes are an integral part of these consolidated financial statements.

Compound Real Estate Bonds, Inc.

Consolidated Statement of Operations (Unaudited)

For the

	Period Jan’23 - Jun’23	Period Jan’22 - Jun’22
Operating Expenses
Legal	$1,059	$8,892
Other General and Administrative	$24,880	$491
Other Professional	$5,300	$700
Advertising and Marketing	$2,702	$850
Total Operating Expenses	$33,941	$10,933

Loss Before Income Taxes	$(33,941)	$(10,933)

Less Provision for Income Taxes	$-	$-

Net Loss	$(33,941)	$(10,933)

Basic and Dilutive Net Loss Per Share	$(6,788)	$(2,187)
Basic and Dilutive - Weighted average number of common shares outstanding	5.00	5.00

The accompanying notes are an integral part of these consolidated financial statements.

Compound Real Estate Bonds, Inc.

Consolidated Statement of Changes in Shareholder’s Equity (Unaudited)

	Common Shares	Common Stock, Par $0.0001	Additional Paid in Capital	Accumulated Deficit	Total
Balance at December 31, 2021	5	$1	$50,099	$(26,298)	$23,802

Share issuances:
Founding common shares issued for cash - parent company	-	$-	$3,030	$-	$3,030
Net loss	-	$-	$-	$(10,933)	$(10,933)

Balance at June 30, 2022	5	$1	$53,129	$(37,231)	$15,899

Share issuances:
Shareholder’s contributed capital	-	$-	$23,285	$-	$23,285
Net loss	-	$-	$-	$(59,487)	$(59,487)

Balance at December 31, 2022	5	$1	$76,414	$(96,718)	$(20,303)

Share issuances:
Shareholder’s contributed capital	-	$-	$15,685	$-	$15,685
Net loss	-	$-	$-	$(33,941)	$(33,941)

Balance at June 30, 2023	5	$1	$92,099	$(130,659)	$(38,559)

The accompanying notes are an integral part of these consolidated financial statements.

Compound Real Estate Bonds, Inc.

Consolidated Statement of Cash Flows (Unaudited)

	Period Jan’23 - Jun’23	Period Jan’22 - Jun’22
Cash Flow from Operating Activities
Net Loss	$(33,941)	$(10,933)

Adjustments to reconcile net loss to net cash used in operating activities:
Increase in current liabilities	$16,373	$-
Receipts from issuing bonds	$1,014,833	$-
Net cash provided by Operating Activities	$997,265	$(10,933)

Cash flow from Investing Activities
Payments for Software Development	$(17,030)	$(15,497)
Net cash provided by Investing Activities	$(17,030)	$(15,497)

Cash flow from Financing Activities
Shareholder’s contributed capital	$15,685	$3,030
Net cash provided by Financing Activities	$15,685	$3,030

Net change in Cash & Cash Equivalents	$995,920	$(23,400)
Cash & Cash Equivalents at beginning of period	$145	$24,090
Cash & Cash Equivalents at end of period	$996,066	$690

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Impact Bonds, Inc., a Delaware corporation was founded on November 2, 2021. Its name was changed to Compound Real Estate Bonds, Inc. (“the Company” or “CBI”) on March 11, 2022. The Company is in the business of issuing debt bonds to raise capital to pool and invest in real estate loans and mortgages that will be issued by its wholly owned subsidiary Compound Lending, LLC (“CLL”) and it has not begun to generate revenue. The Company formed, its subsidiary, CLL on March 16, 2022. CLL has not begun operations. The head office of the Company is located at 1185 Avenue of the Americas 3rd Floor, New York, NY 10036, United States.

The Company’s fiscal year-end is December 31st.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet generated revenues. These conditions raise substantial doubt about its ability to continue as a going concern for a period of twelve months from the issuance date of this report. On June 30, 2022 and June 30, 2023, the Company incurred losses of $10,933 and $33,941 respectively. However, On September 19,2022, the Company was qualified by the SEC for Regulation A offering which allows it to raise capital of up to $75 million from the issuance of bonds.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America or (“U.S. GAAP”) as found in the Accounting Standards Codification (“ASC”), the Accounting Standards Update(“ASU”) of the Financial Accounting Standards Board (“FASB”) and are expressed in US Dollars. Significant accounting policies applicable to the Company are summarized as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid securities purchased with a maturity of 90 days or less to be cash and cash equivalents.

Related party disclosures

Under ASC 850 “Related Party Transactions” an entity or person is considered to be a “related party” if it has control, significant influence or is a key member of management personnel. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company in accordance With the standard ASC 850 presents disclosures about related party transactions and outstanding balances with related parties, see Note 9.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments

In accordance with ASC 820 “Fair Value Measurement” the Company categorizes financial instruments in a ‘fair value hierarchy’. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The following are the three categories related to the fair value measurement of such assets or liabilities:

●	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, it holds a position in a single asset or liability and the asset or liability is traded in an active market.

●	Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs are derived principally from or corroborated by observable market data by correlation or other means (‘market-corroborated inputs’).

●	Level 3 inputs are unobservable for the asset or liability. An entity develops unobservable inputs using the best information available in the circumstances, which might include the entity’s own data, taking into account all information about market participant assumptions that is reasonably available.

The Company has no financial instruments requiring hierarchy classification and disclosure.

Intangible Assets

In accordance with ASC No. 350-40, internal use software are Intangible assets that are not sold, leased or marketed but are acquired or internally developed to meet an entity’s internal needs. Such intangibles have an estimable useful life, are amortized over this period and reviewed for impairment if impairment indicators arise. Accordingly, amortization of the asset is determined from the date it is placed in service. The Company spent on developing the software to facilitate the issuance of bonds to clients.

Income taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is not more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of June 30, 2022 and June 30, 2023, the Company has not established a liability for uncertain tax positions.

Share capital

In accordance with ASC 505 “Equity” the Company considers an equity instrument to be any contract that evidences a residual interest in the assets of an entity after deducting all its liabilities. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issuance of new shares are recognized in equity as a reduction from the gross proceeds received from the issued shares. Share capital is reported on the balance sheet and statement of changes in shareholder’s equity.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation

The consolidated financial statements present balances of the Company. Its wholly owned subsidiary CLL has not begun operations and has no values to report as part of the consolidation as of June 30, 2023. In accordance with ASC Topic 810 “Consolidation”, intercompany accounts and transactions would be eliminated in consolidation.

Basic and diluted earnings per share

Under ASC 260 “Earnings Per Share”, public companies shall present basic and diluted per-share amounts for income from continuing operations and for net income on the face of the income statement with equal prominence. The Company presents this information accordingly, because it is qualified by the SEC for a Regulation A offering, which allows it to raise capital of up to $75 million from the issuance of bonds. Basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period shall be weighted for the portion of the period that they were outstanding. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The Company had no dilutive instruments on June 30, 2022, or June 30, 2023, and therefore the basic and dilutive loss per share on the statement of operations are the same, at an amount of $2,187 and $6,788 respectively.

Recently issued accounting standards

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The standard also requires additional disclosures related to significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. Operating lease receivables are excluded from the scope of this guidance. The amended guidance is effective for the Company for fiscal years, and interim periods within those years, beginning January 1, 2023. The Company is evaluating the impact of adopting this new accounting standard on the Company’s consolidated financial statements and related disclosures.

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future consolidated financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 4. CONCENTRATION AND CREDIT RISK

Financial instruments, which potentially subject CBI to credit risk, consist principally of cash. Cash deposits are maintained with a financial institution in the USA that is credit worthy. CBI maintains all cash with a bank insured up to $250,000 by the Federal Deposit Insurance Corporation. CBI at inception adopted a policy to closely monitor economic and regulatory conditions as it relates to federally uninsured balances, to promptly mitigate risks. No deposits were held with a financial institution in excess of federally insured limits on June 30, 2022 or June 30, 2023, and during the reporting periods. Currently, CBI’s only source of capital to initiate and sustain operations came from its sole shareholder and parent company.

CBI has not generated revenues nor begun operations on June 30, 2022, and June 30, 2023. Nevertheless, the Company is qualified by the SEC for Regulation A offering which will allow it to raise capital up to $75 million from the issuance of bonds. It plans to use this capital to begin implementation of its business plan.

NOTE 5. INTANGIBLE ASSETS

During 2022, the Company entered into an agreement with a media company to have a mobile app and website developed permitting it to communicate with clients and issue bonds. The company paid $55,182 for these software applications. The development and maintenance of these applications will be ongoing throughout the life of the business. These assets were not placed into services in 2022. Therefore, the Company incurred no amortization expense during 2022, neither was there an accumulated amortization balance on June 30, 2023. On June 30, 2022, and 2023 balance details for intangible assets were as follows:

	On June 30, 2023
INTANGIBLE ASSETS	2023	2022
Computer software	$55,182	$38,152
Accumulated amortization	$-	$-
INTANGIBLE ASSETS, NET	$55,182	$38,152

NOTE 6. INCOME TAXES

The Company’s tax expense differs from the “expected” tax expense for Federal and State income tax purposes (computed by applying the United States Federal tax rate of 21% and the State tax rate of 4.5% to income before taxes), as follows:

	For the Period Ending June 30, 2023
	Jan’23 - Jun’23	Jan’22 - Jun’22
Income tax expense (credit) at statutory rate	$(8,655)	$(2,788)
Less nontaxable capital gain	$-	$-
Increase in valuation allowance	$8,655	$2,788
Income tax expense per books	$-	$-

The tax effects of the temporary differences between reportable consolidated financial statement income and taxable income are recognized as deferred tax assets and liabilities.

The tax effect of significant components of the Company’s deferred tax assets and liabilities on June 30, 2022, and June 30, 2023, are estimated to be as follows:

	For the Period Ending June 30, 2023
	Jan’23 - Jun’23	Jan’22 - Jun’22
NOL Carryover	$11,443	$2,788
Valuation allowance	$(11,443)	$(2,788)
Net deferred tax asset	$-	$-

NOTE 7. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

NOTE 8. EQUITY – SHAREHOLDER’S EQUITY

On November 4, 2021, the founder of the Company, Impactology Financial Corporation (“IFC”), contributed $50,100 in cash for the initial issuance of 10,001 shares of common stock.

On March 11, 2022, the Company had a reverse stock split, converting its, 10,000,000 authorized common shares to 5,000 common shares and retained its par value at $0.0001. As a result, its 10,001 common shares issued and outstanding converted to 5 common shares issued and outstanding.

During 2022, the sole shareholder of the Company contributed cash in the amount of $23,285 for operational expenses.

Till June 30, 2023, the sole shareholder of the Company contributed cash in the amount of $15,685 for operational expenses.

NOTE 9. RELATED PARTIES

In 2021 the Company received capital contributions from IFC, its parent company and sole shareholder for the issuance of common shares, see Note 8.

CBI’s corporate office address is 1185 Avenue of the Americas 3rd Floor, New York, NY 10036, United States, it is leased by Compound Administrative Services LLC (“CAS”) a related party by common ownership. CAS permits the Company to use this office without charge. It was determined that the current use of the has no material fair value, in consideration that CBI has no employees, operations or physical assets that occupy the premises and presently uses the location as a business address.

During 2023 CAS paid professional expenses on behalf of CBI which resulted in an amount owed by CBI to CAS of $5,310. Related party debt is due on demand and does not bear interest.

The Company formed CLL on March 16, 2022. The company intends for CLL to operate as a lender of residential and commercial mortgages, a role directly related to CBI’s business objectives as an investor in mortgage-backed securities. CLL has not begun operations and has no balances to report on or during June 30, 2022 and 2023 as part of the consolidation.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated the consolidated financial statements for subsequent events through June 30, 2023, the date these consolidated financial statements were available to be issued.

During 2023 Company initiated its marketing and promotional strategy to increase brand awareness and attract potential customers.

The Company began to onboard new app users through its digital platform to sell bonds and bondholders began to purchase bonds in January 2023. The issued bonds bear interest at 7% per annum based on 360 days in a year, with interest credited daily to the bondholders’ accounts. The bonds are redeemable at any time given a five (5) days’ notice by the bondholder/Payee. The par value plus any accrued but unpaid interest is included in the redemption amount.

The Company plans to use these proceeds to purchase mortgages and generate income on these mortgages. No mortgages have been purchased and no income has been generated to date.

All subsequent payments made to bondholders were redemptions paid in accordance with the bondholder agreement.

The consolidated financial statements do not include any adjustment that may result from these conditions.

Management is not aware of any other events that have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

Item 4 Exhibits

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation.*
2.2	Certificate of Amendment to Certificate of Incorporation*
2.3	Bylaws*
3.1	Form of Compound Bond.*
4.1	Form of Compound Bond Investor Agreement (for cash).*
4.2	Form of Compound Bond Subscription Agreement (for Bond Rewards for Eligible Referrals).*
4.3	Form of Compound Bond Auto-Invest Program information.*
6.1	Administrative Services Agreement dated March 17, 2022 by and between Compound Administrative Services LLC and Compound Real Estate Bonds, Inc.*
11	Consent of Integritat Audit, Accounting & Advisory, LLC#

*	Previously filed with the preliminary offering circular dated April 4, 2022, and incorporated herein by reference.

#	Previously filed with the Form 1-A POS dated August 22, 2023, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on September 25, 2023.

Compound Real Estate Bonds, Inc.

By	/s/ Inderjit Tuli
Inderjit Tuli, Chief Executive Officer

This report been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Inderjit Tuli	Chief Executive Officer, President and director	September 25, 2023
Inderjit Tuli	(principal executive officer)

/s/ Harminder Singh Burmi	Senior Vice President, Chief Financial Officer and director	September 25, 2023
Harminder Singh Burmi	(principal financial and accounting officer)